UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$100,000,000
Floating Rate Notes due 26 January 2021
Series No. 959-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 24 January 2018

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$100,000,000 principal amount of Floating Rate Notes due 26 January 2021 (Series No. 959-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 24 January 2018 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 25 April 2017, was filed under a report of the ADB dated 25 April 2017. The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is JPMorgan Chase Bank, N.A., 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 24 January 2018, the ADB entered into a Terms Agreement, filed herewith, with J.P. Morgan Securities plc (the "Dealer"), pursuant to which ADB has agreed to issue, and the Dealer has agreed to purchase, a principal amount of the Notes aggregating U.S.$100,000,000 for an issue price of 100.00 per cent. The Notes will be offered for sale subject to issuance and acceptance by the Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 26 January 2018. The Dealer proposes to offer all the Notes to the public at the public offering price of 100.00 per cent.

Item 3.   Distribution Spread

See the Pricing Supplement, pages 3, and 10, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$100,000,000	U.S.$0.00	U.S.$ 100,000,000

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees..	U.S.$8,000*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds

See the Prospectus, page 5.

Item 7.   Exhibits

(a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

       (ii)   Pricing Supplement dated 24 January 2018.

(b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

       (ii)   Terms Agreement dated 24 January 2018.

(d)   (i)   Information Statement dated 25 April 2017, previously filed under a report of the ADB dated 25 April 2017.

       (ii)   Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 959-00-2

U.S.$100,000,000 Floating Rate Notes due 26 January 2021

Issue price: 100.00 per cent.

J.P. Morgan

The date of this Pricing Supplement is 24 January 2018.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$100,000,000 Floating Rate Notes due 26 January 2021 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 13 December 2017.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealer to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank
2.	Series Number:		959-00-2
3.	(i)	Specified Currency (Condition 1(c)):	United States dollar ("U.S.$")
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable
4.	Aggregate Nominal Amount:		U.S.$100,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations (Condition 1(a)):		U.S.$200,000
7.	(i)	Issue Date (Condition 5(d)):	26 January 2018
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable
8.	Maturity Date or Redemption Month (Condition 6(a)):		26 January 2021
9.	Interest Basis (Condition 5)):		Floating Rate (Condition 5(b)) (further particulars specified in paragraph 17 below)
10.	Redemption/Payment Basis		Redemption at par

(Condition 6(a)):

11. Change of Interest or Redemption/Payment Basis: Not applicable

12. Put/Call Options (Conditions 6(e) and (f)):   Not applicable

13. Status of the Notes (Condition 3):   Senior

14. Listing: None

15. Method of distribution: Non-syndicated

Provisions Relating to Interest Payable

16. Fixed Rate Note Provisions (Condition 5(a)):   Not applicable

17. Floating Rate Note Provisions (Condition 5(b)):   Applicable

    (i) Specified Period(s)/ Interest Payment Dates: 26 January, 26 April, 26 July and 26 October of each year, commencing on 26 April 2018, to and including the Maturity Date

    (ii) Business Day Convention (Condition 5(d)):   Modified Following Business Day Convention

    (iii) Relevant Financial Center: New York

    (iv) Additional Business Center(s) (Condition 5(d)):   London

    (v) Manner in which the Rate(s) of Interest is/are to be determined: Benchmark Rate determination

    (vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):   The "Calculation Agent" for the Notes will be JPMorgan Chase Bank, N.A.

    (vii) Benchmark Rate determination (Condition 5(b)):   Applicable

    Interest Determination Date(s) (Condition 5(d)):   One New York City Banking Day prior to each Interest Reset Date where:

    "Interest Reset Date" means each New

York City Banking Day within each Interest Period up to and including the Interest Rate Cut Off Date, and "Interest Rate Cut Off Date" means the fourth New York City Banking Day prior to the Interest Payment Date on which the Interest Period ends, where:

"Interest Period" means, with respect to each Interest Payment Date, the period from and including the previous Interest Payment Date to but excluding such Interest Payment Date. The first Interest Period with respect to the first Interest Payment Date is from and including the Issue Date and to but excluding the first Interest Payment Date.

"New York City Banking Day" means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Primary Source for Floating Rate:	For each Interest Determination Date, the rate for U.S. dollar federal funds on such day, as published in H.15(519) under the caption "Federal funds (effective)" and displayed on Reuters (or any successor service) on page FEDFUNDS1 under the caption "EFFECT" (or any other page as may replace the specified page on that service) ("FEDFUNDS1 Page").
Reference Banks (if Primary Source for Floating Rate is "Reference Banks"):	Not applicable
Benchmark Rate(s) and Reference Rate(s):	The Rate of Interest for each Interest Period shall be the Weighted Average of the U.S. Federal Funds Rate, where "Weighted Average of the U.S. Federal

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Funds Rate" shall mean D1/D2.

"D1" shall mean the sum of the Relevant Rate for each calendar day in the relevant Interest Period. For any calendar day in the relevant Interest Period that is an Interest Determination Date, the "Relevant Rate" is the U.S. Federal Funds Rate on such Interest Determination Date. For any calendar day in the relevant Interest Period that is not an Interest Determination Date, the Relevant Rate for such calendar day shall be the Relevant Rate on the immediately preceding Interest Determination Date.

"D2" shall mean the number of calendar days in the Interest Period

(viii)	ISDA Determination (Condition 5(b)):	Not applicable
(ix)	Margin(s):	+ 0.24 per cent. per annum
(x)	Minimum Rate of Interest:	Not applicable
(xi)	Maximum Rate of Interest:	Not applicable
(xii)	Day Count Fraction (Condition 5(d)):	Actual/360, adjusted
(xiii)	Rate Multiplier (Condition 5(d)):	Not applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):	If the rate referred to under "Primary Source for Floating Rate" in 17(vii) above does not so appear on the FEDFUNDS1 Page or is not so published by 5:00 P.M., New York City time, on the related Interest Reset Date, the rate with respect to the particular Interest Determination Date for U.S. dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying the

applicable rate, under the caption "Federal funds (effective);" or

if the rate referred to in the preceding paragraph above is not so published by 5:00 P.M., New York City time, on the related Interest Reset Date, the rate with respect to the particular Interest Determination Date, the rate for the first preceding day for which such rate is set forth in H.15(519) opposite the caption "Federal funds (effective)," as such rate is displayed on the FEDFUNDS1 Page.

Notwithstanding the provisions of Condition 5(b)(vi), the Calculation Agent will obtain the Relevant Rate for each Interest Determination Date and shall, not later than the Relevant Business Day following the Interest Rate Cut Off Date for each Interest Period, determine the Rate of Interest for such Interest Period and calculate the Interest Amount for such Interest Period in respect of the minimum Specified Denomination. The Interest Amount shall be calculated by applying the Rate of Interest for such Interest Period to the minimum Specified Denomination, and multiplying such product by the applicable Day Count Fraction and rounding, if necessary, the resultant figure to the nearest cent (half of a cent being rounded upwards). The determination of the Relevant Rate, the Weighted Average of the U.S. Federal Funds Rate or the Rate of Interest for any day or for any Interest Period and the Interest Amounts, the obtaining of any quote or rate, and the making of any determination or calculation by the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties.

Notwithstanding the provisions of Condition 5(b)(vii), the Calculation Agent will cause the Rate of Interest and the Interest Amount for each Interest Period and the relevant Interest Payment Date to be provided to ADB and each of the Agents as soon as possible after their determination but in no event later than one Relevant Business Day after the date of their determination. The Calculation Agent will cause the same information to be provided to DTC, for communication to the Noteholders, as soon as possible after their determination but in no event later than one Relevant Business Day after the date of their determination.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable
19.	Index-Linked Interest Note Provisions:	Not applicable
20.	Dual Currency Note Provisions:	Not applicable

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable
22.	Put Option (Condition 6(f)):	Not applicable
23.	Final Redemption Amount:	Aggregate Nominal Amount
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable
	(iii) Variable Redemption Amount (Condition 6(d))	Not applicable

24. Early Redemption Amount:

   (i)   Early Redemption Amount(s)   As set out in the Conditions
payable on an Event of Default
(Condition 9) and/or the method
of calculating the same (if
required or if different from that
set out in the Conditions):

   (ii)   Unmatured Coupons to become   Not applicable
void (Condition 7(f)):

Additional General Provisions Applicable to the Notes

25. Form of Notes: Registered Notes

     Definitive Registered Notes: DTC Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

26. Talons for future Coupons to be   Not Applicable
attached to definitive Bearer Notes
(and dates on which such Talons
mature):

27. Details relating to Partly Paid Notes: Not applicable
amount of each payment comprising
the Issue Price and date on which each
payment is to be made and
consequences (if any) of failure to pay,
including any right of ADB to forfeit
the Notes and interest due on late
payment:

28. Details relating to Installment Notes: Not applicable

29. Redenomination, renominalization and   Not applicable
reconventioning provisions:

30. Consolidation provisions: Not applicable

31. Other terms or special conditions: If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day,

unless that day falls in the next calendar month, in which case such payment shall be made on the first preceding day that is a Business Day, and ADB shall not be obliged to pay any interest or other payment in respect of such postponed payment.

"Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable
	(ii)	Stabilizing Manager (if any):	Not applicable
	(iii)	Commissions and Concessions:	Not applicable
33.		If non-syndicated, name of Dealer:	J.P. Morgan Securities plc
34.		Additional selling restrictions:	Not applicable

Operational Information

35.	(i)	ISIN:	US04517PAU66
	(ii)	CUSIP:	04517PAU6
	(iii)	CINS:	Not applicable
	(iv)	Other:	Not applicable
36.		Common Code:	175541942
37.		Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear, Clearstream Luxembourg and DTC only
38.		Delivery:	Delivery against payment
39.		Additional Paying Agent(s) (if any):	Not applicable

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40. Governing Law: New York

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 25 April 2017.

Recent Developments

On 6 May 2017, ADB's Board of Governors approved the following with respect to its 2016 reported net loss of U.S.$11.2 million after appropriation of guarantee fees to the special reserve:

a. U.S.$14.6 million, representing the adjustment to the loan loss reserve as of 31 December 2016, be added from the net income to the loan loss reserve;

b. U.S.$513.9 million, representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, for the year ended 31 December 2016, be added from the cumulative revaluation adjustments account to the net income;

c. U.S.$123.7 million be allocated to the ordinary reserve;

d. U.S.$259.4 million be allocated to the Asian Development Fund;

e. U.S.$60.0 million be allocated to the Technical Assistance Special Fund;

f. U.S.$20.0 million be allocated to the Asia Pacific Disaster Response Fund;

g. U.S.$15.0 million be allocated to the Climate Change Fund; and

h. U.S.$10.0 million be allocated to the Regional Cooperation and Integration Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: _____
     Name: MICHAEL T. JORDAN
     Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

TERMS AGREEMENT NO. 959-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$100,000,000 Floating Rate Notes due 26 January 2021

24 January 2018

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

J.P. Morgan Securities plc (the "Dealer") agrees to purchase from the Asian Development Bank ("ADB") its U.S.$100,000,000 Floating Rate Notes due 26 January 2021 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 9:00 a.m., New York time on 26 January 2018 (the "Settlement Date") at an aggregate purchase price of U.S.$100,000,000 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Dealer understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Dealer that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Dealer warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Dealer warrants and covenants to ADB that the warranties of the Dealer set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Dealer to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's

1

representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Dealer of the documents referred to in Section 6(c)(i) of the Standard Provisions.

ADB certifies to the Dealer that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Dealer agrees to purchase the Notes at the aggregate purchase price specified above.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., as custodian for DTC, for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank N.A., as custodian for DTC, for the account of the Dealer.

3. ADB hereby appoints the Dealer as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Dealer shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Dealer acknowledges having requested and received, or waived its receipt of, copies of each of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing the Dealer as a Dealer solely with respect to this issue of Notes, the Dealer hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. The Dealer acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Dealer that have arisen prior to such termination.

6. The Dealer represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

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7.   Notwithstanding and to the exclusion of any other term of the Standard Provisions, this Terms Agreement or any other agreements, arrangements, or understanding between the Dealer and ADB, ADB acknowledges and accepts that a BRRD Liability arising under the Standard Provisions or this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the Dealer to ADB under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

i. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

ii. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Dealer or another person (and the issue to or conferral on ADB of such shares, securities or obligations);

iii. the cancellation of the BRRD Liability;

iv. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(b) the variation of the terms of the Standard Provisions and this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this paragraph 7, "Bail-in Legislation" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time; "Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation; "BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms; "EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499 ; "BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Power in the applicable Bail-in Legislation may be exercised; and "Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the Dealer.

8.   For purposes hereof, the notice details of each of ADB and the Dealer are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4478
Facsimile: (632) 632-4120

Electronic Mailing
    Address: TDFD_Documentation@adb.org

For the Dealer:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
Attention: Head of Debt Syndicate and Head of EMEA Debt
Capital Markets Group
Email: Head_of_EMEA_DCMG@jpmorgan.com
Facsimile: +44 (0) 20 3493 0682

9.   All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however,* that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Dealer of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

10.   Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC

By: _____

Name: RUI TU

Title: VICE PRESIDENT

(signature continued on next page)

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CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By: _____

    Name: MICHAEL T. JORDAN
    Title: Assistant Treasurer